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FOR IMMEDIATE RELEASE              Contact - Guy T. Marcus
May 20, 1994                        Vice President-Inv. Rel.
                                    (214) 978-2691

         HALLIBURTON ELECTS STEGEMEIER NEW DIRECTOR


DALLAS, Texas -- Halliburton Company has elected Richard J. Stegemeier, chairman of Unocal Corporation, to serve as a member of its board of directors. Mr. Stegemeier was elected at Halliburton's annual shareholders meeting on May 17, 1994.

Mr. Stegemeier, 65, has been with Unocal since 1951, when he joined the company's principal operating subsidiary, Union Oil Company of California. He served as Unocal Corporation's chief executive officer from July 1988 until his retirement on May 1, 1994 and has served as chairman of the company since April 1989.

In addition to serving on the Halliburton board of directors he is a director of Unocal Corporation, First Interstate Bancorp, Foundation Health Corporation, Northrop Corporation and Outboard Marine Corporation.
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Mr. Stegemeier also serves as the chairman of the California
Chamber of Commerce and the Los Angeles World Affairs Council, and he is a member of the National Academy of Engineering, the Council on Foreign Relations, the Advisory Board of the US Secretary of Energy, The Conference Board and the California Council on Science and Technology.

A native of Illinois, Mr. Stegemeier earned his BS degree in petroleum engineering from the University of Missouri-Rolla in 1950 and his MS degree, also in petroleum engineering, from Texas A&M University in 1951.

Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance and construction companies. In 1994 Halliburton is celebrating 75 years of providing customers with a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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